Mail Stop 0408


								December 6, 2006






David K. Johnson
President and Chief Executive Officer
WSB Financial Group, Inc.
607 Pacific Avenue
Bremerton, Washington 98337


Re: 	WSB Financial Group, Inc.
      Amendment Number Four to Registration Statement on Form S-1
      File No. 333-137038
      Filed November 27, 2006



Dear Mr. Johnson:

      We have reviewed your filing and your letters of November
22,
November 27, and November 30. Our comments are set forth below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. Please submit on EDGAR all correspondence, including attachments that you have sent to the Commission staff since you filed your Form
S-1.


Our Market Area, page 3
2. We note your response to comment 3 and comment 6 of our letter to
you dated November 22, 2006.   As we requested, please revise the
second paragraph in this section and the first paragraph on page
57
to balance your discussion by disclosing that according to your federal banking regulator, the Federal Deposit Insurance Corporation, your main office in Bremerton is located in a "low income" area and that the five branches are located in "middle income" areas.


Management`s Discussion and Analysis, page 21
3. We note your response to comment 5 of our letter to you dated November 22, 2006. Please revise the statement you added, in the third paragraph on page 21, that 88 percent of your revenues is derived from real estate since it appears, on page F-3, that a higher percent of your revenues are from real estate when you include the net gain on sale of loans (which are residential mortgages). Please include this revised statement in the first paragraph of the summary on page 1.


Seattle Metropolitan Statistical Area, page 59
4. We note your response to comment 7 of our letter to you dated
November 22, 2006.   We note that this section is duplicative of
your
disclosure in the sections entitled Pierce County and South King County that immediately precede this section. Please eliminate the confusion and please revise as follows:
* replace each abbreviation for MSA with the full term;
* disclose that the term is defined by the U.S. Census Bureau;
* clarify that your two locations in the Seattle Metropolitan Statistical Area are the loan production office in Federal Way in King County and the branch office in Gig Harbor in Pierce County; and
* disclose the distance of these two locations from Seattle.


Underwriting, page 94
5. We note your response to comment 8 of our letter to you dated November 22, 2006. As we requested in comment 8 of our letter to you dated November 22, 2006 and comment 16 of our letter to you dated November 9, 2006, please provide more detail, in both the summary the
Underwriting section, regarding the circumstances under which D.A. Davidson believes it may change the offering price and other selling terms during the initial public offering and distribution. Please provide us with your legal analysis of how changing the offering price and other selling terms would be consistent with the securities
laws.   Please confirm that before you or D.A. Davidson changes
the
offering price or offering terms you will file a post effective amendment, indicating all such changes, with the Commission and the
Commission shall have declared it effective.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Rebekah Moore at (202) 551-3463 or Kevin L.Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. Thomas A. Sterken, Esquire
Keller Rohrback, L.L.P.
Suite 3200
1201 Third Avenue
Seattle, Washington 98101




David K. Johnson
WSB Financial Group, Inc.
December 6, 2006
Page 1